Exhibit 12.1

Marathon Oil Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited

	Three Months Ended
(In millions)	March 31,

	2011	2010

Portion of rentals representing interest	$21	$20

Capitalized interest, including
discontinued operations	91	117

Other interest and fixed charges,
including discontinued operations	72	17

Total fixed charges (A)	$184	$154

Earnings-pretax income with
applicable adjustments (B)	$2,118	$988

Ratio of (B) to (A)	11.51	6.42